EXHIBIT 99.1

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

(expressed in U.S. Dollars, except where noted)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Xtra-Gold Resources Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. and subsidiaries (The "Company") as of December 31, 2020, 2019 and 2018 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, 2019 and 2018 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit and expects future losses that raise substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ RBSM LLP

We have served as the Company's auditor since 2015.

Henderson, Nevada
March 31, 2021

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT	December 31, 2020	December 31, 2019	December 31, 2018

ASSETS
Current
Cash and cash equivalents	$4,451,256	$3,981,239	$2,564,125
Investment in trading securities, at cost of $1,977,477 (December 31, 2019 - $923,009, December 31, 2018 - $795,765) (Note 4)	2,345,984	887,143	471,723
Receivables and other assets	100,605	177,441	72,171
Inventory (Note 8)	841,978	393,034	150,936
Total current assets	7,739,823	5,438,857	3,258,955

Restricted cash (Note 7)	296,322	296,322	296,322
Equipment, net (Note 5)	570,375	405,724	500,877
Mineral properties (Note 6)	734,422	734,422	734,422

TOTAL ASSETS	$9,340,942	$6,875,325	$4,790,576

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	$286,422	$147,313	$320,184
Warrant liability (Note 9)	-	137,313	115,793
Asset retirement obligation (Note 7)	140,397	158,914	188,228
Total current liabilities	426,819	443,540	624,205

Total liabilities	426,819	443,540	624,205

Equity
Capital stock (Note 9)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,817,017 common shares (December 31, 2019 - 45,844,117 common shares, December 31, 2018 - 46,245,917 common shares)	46,817	45,844	46,246
Additional paid in capital	31,998,045	31,523,284	31,636,385
Shares in treasury	(4,857)	(9,430)	-
Accumulated deficit	(22,813,141)	(24,673,390)	(26,921,347)

Total Xtra-Gold Resources Corp. stockholders' equity	9,226,864	6,886,308	4,761,284
Non-controlling interest	(312,741)	(454,523)	(594,913)

Total equity	8,914,123	6,431,785	4,166,371

TOTAL LIABILITIES AND EQUITY	$9,340,942	$6,875,325	$4,790,576

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 14)	"James Longshore"	"James Schweitzer"
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018

EXPENSES
Amortization	$154,939	$142,323	$138,304
Exploration	748,497	474,025	466,439
General and administrative	578,176	344,710	282,294

LOSS BEFORE OTHER ITEMS	(1,481,612)	(961,058)	(887,037)

OTHER ITEMS
Foreign exchange gain (loss)	(124,558)	(40,849)	(234,063)
Net gain (loss) gain on trading securities	1,346,699	1,485,100	(31,723)
Other income	45,589	48,476	15,896
Recovery of gold	2,373,592	1,878,198	2,791,014
Change in fair value warrant derivative liability	137,313	(21,520)	(114,793)

	3,778,635	3,349,405	2,426,331

Consolidated pre tax income for the year	2,297,023	2,388,347	1,539,294
Income tax expense	(294,992)	-	-
Net income after tax	2,002,031	2,388,347	1,539,294
Net gain attributable to non-controlling interest	(141,782)	(140,390)	(233,111)

Net income attributable to Xtra-Gold Resources Corp.	$1,860,249	$2,247,957	$1,306,183

Basic income attributable to common shareholders per common share	$0.04	$0.05	$0.03
Diluted income attributable to common shareholders per common share	$0.04	$0.05	$0.03

Basic weighted average number of common shares outstanding	46,645,387	46,095,232	47,089,027
Diluted weighted average number of common shares outstanding	49,033,887	49,589,430	49,405,027

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENT OF EQUITY

(Expressed in U.S. Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2017	47,782,417	47,782	31,892,397	-	(28,227,530)	(828,024)	2,884,625
Repurchase of shares	(1,536,500)	(1,536)	(289,449)	-	-	-	(290,985)
Stock-based compensation	-	-	33,437	-	-	-	33,437
Income for the year	-	-	-	-	1,306,183	233,111	1,539,294
Balance, December 31, 2018	46,245,917	$46,246	$31,636,385	-	$(26,921,347)	$(594,913)	$4,166,371
Stock-based compensation	-	-	10,642	-	-	-	10,642
Repurchase of shares	(401,800)	(402)	(123,743)	-	-	-	(124,145)
Shares in treasury	-	-	-	(9,430)	-	-	(9,430)
Income for the year	-	-	-	-	2,247,957	140,390	2,388,347
Balance, December 31, 2019	45,844,117	45,844	31,523,284	(9,430)	(24,673,390)	(454,523)	6,431,785
Stock-based compensation	-	-	196,115	-	-	-	196,115
Exercise of warrants	885,000	885	333,247	-	-	-	334,132
Exercise of stock options	346,500	346	71,566	-	-	-	71,912
Repurchase of shares	(258,600)	(258)	(126,167)	9,430	-	-	(116,995)
Shares in treasury	-	-	-	(4,857)	-	-	(4, 857)
Income for the year	-	-	-	-	1,860,249	141,782	2,002,031
Balance, December 31, 2020	46,817,017	46,817	31,998,045	(4,857)	(22,813,141)	(312,741)	8,914,123

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$2,002,031	$2,388,347	$1,539,294
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	154,939	142,323	138,304
Stock-based compensation	196,115	10,642	33,437
Change in fair value warrant derivative liability	(137,313)	21,520	114,793
Unrealized foreign exchange loss (gain)	(296,022)	(49,478)	9,863
Purchase of trading securities	(1,378,637)	(801,932)	(556,385)
Proceeds on sale of trading securities	1,562,517	1,921,090	313,386
Net loss (gain) on sales of trading securities	(1,346,699)	(1,485,100)	31,723
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	76,836	(105,270)	(36,748)
Decrease (increase) in inventory	(448,944)	(242,098)	4,455
Change in asset retirement obligation	(18,517)	(29,314)	(16,973)
Increase (decrease) in accounts payable and accrued liabilities	139,110	(172,871)	82,928

Net cash provided by operating activities	505,415	1,597,859	1,658,077

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(319,590)	(47,170)	(117,619)
Net cash used in investing activities	(319,590)	(47,170)	(117,619)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	406,044	-	-
Repurchase of capital stock	(121,852)	(133,575)	(290,985)
Net cash (used in) provided by financing activities	284,192	(133,575)	(290,985)

Change in cash and cash equivalents and restricted cash during the year	470,017	1,417,114	1,249,473

Cash and cash equivalents and restricted cash, beginning of the year	4,277,561	2,860,447	1,610,974

Cash and cash equivalents and restricted cash, end of the year	$4,747,578	$4,277,561	$2,860,447

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$3,981,239	$2,564,125	$1,364,652
Restricted cash at beginning of year	296,322	296,322	246,322
Cash and cash equivalents and restricted cash at beginning of year	$4,277,561	$2,860,447	$1,610,974

Cash and cash equivalents at end of year	$4,451,256	$3,981,239	$2,564,125
Restricted cash at end of year	296,322	296,322	296,322
Cash and cash equivalents and restricted cash at end of year	$4,747,578	$4,277,561	$2,860,447

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. CONTINUANCE OF OPERATIONS - GOING CONCERN

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $1,860,249 for the year ended December 31, 2020, it has an accumulated a deficit of $22,813,141.  Results for the year ended December 31, 2020 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

Currently, Covid-19 has not affected any of the Company’s operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company’s protocols will be effective.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP").

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration (from February 16, 2004) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2020, 2019 and 2018, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of December 31, 2020, 2019, and 2018, the Company had not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004).  All intercompany accounts and transactions have been eliminated upon consolidation.  The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value.  Exploration costs incurred on mineral properties are expensed as incurred.  Development costs incurred on proven and probable reserves will be capitalized.  Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses).  When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or "CGUs"). The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The Company has assessed the assets of all its operating entities and has determined that no impairment was considered necessary for the Company's non-financial assets as at December 31, 2020, 2019 and 2018.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets.  If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the estimated rehabilitation value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives.  For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification ("ASC") topic 480 for equity classification.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Share repurchases

The Company accounts for the repurchase of its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Share-based payment transactions

The fair value is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

Income taxes

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period.  To calculate diluted loss per share, the Company uses the treasury stock method and if converted method.  As of December 31, 2020, there were Nil warrants (December 31, 2019 - 1,250,000, December 31, 2018 - 1,250,000) and 2,636,000 stock options (December 31, 2019 - 2,615,000, December 31, 2018 - 2,615,000).  For the year ending December 31, 2020, the fully diluted weighted average shares outstanding would increase to 49,033,887 (December 31, 2019 - 49,589,430, December 31, 2018 - 49,405,027) from the basic weighted average shares outstanding of 46,645,387 (December 31, 2019 - 46,095,232, December 31, 2018 - 47,089,027).  This increase did not change the income per share from the basic income per share number.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end.  Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation.  Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The fair values of these financial instruments approximate their carrying values unless otherwise noted.  Cash in Canada is primarily held in financial institutions.  Balances on hand may exceed insured maximums.  Cash in Ghana is held in banks with a strong international presence.  Ghana does not insure bank balances.

Fair value of financial assets and liabilities

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash equivalents, marketable securities, derivative contracts, and marketable debt securities. Our financial assets measured at fair value on a nonrecurring basis include non-marketable equity securities, which are adjusted to fair value when observable price changes are identified or when the non-marketable equity securities are impaired (referred to as the measurement alternative). Other financial assets and liabilities are carried at cost with fair value disclosed, if required.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Level 3 - Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash, Cash Equivalents, and Marketable Securities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

The following tables summarize our debt securities, at their fair value, by significant investment categories as of December 31, 2020, 2019 and 2018:

Level 1 - Cash equivalents	December 31, 2020	December 31, 2019	December 31, 2018

Money market funds	$3,772,568	$3,620,109	$1,572,012
	$3,772,568	$3,620,109	$1,572,012

	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$4,451,256	$4,451,256	$-	$-
Restricted cash	296,322	296,322	-	-
Investment in trading securities	2,345,984	2,345,984	-	-
Total	$7,093,563	$7,093,563	$-	$-

	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$3,981,239	$3,981,239	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	887,143	887,143	-	-
Warrant liability	(137,313)	-	-	(137,313)
Total	$5,027,391	$5,164,704	$-	$(137,313)

	December 31, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$2,564,125	$2,564,125	$-	$-
Restricted cash	296,322	296,322	-	-
Investment in trading securities	471,723	471,723	-	-
Warrant liability	(115,793)	-	-	(115,793)
Total	$3,216,377	$3,332,170	$-	$(115,793)

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.  The fair value of the warrant liability was determined through the Black Scholes valuation model.

Debt Securities

We classify our marketable debt securities, which are accounted for as trading securities, within Level 1 or 2 in the fair value hierarchy because we use quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs to determine fair value.

Investment in trading securities

The following discusses our marketable equity securities, non-marketable equity securities, gains and losses on marketable and non-marketable equity securities, as well as our equity securities accounted for under the equity method.

Our marketable equity securities are publicly traded stocks or funds measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because we use quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Our non-marketable equity securities are investments in privately held companies without readily determinable market values. The carrying value of our non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). Non-marketable equity securities that have been remeasured during the period based on observable transactions are classified within Level 2 or Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the securities we hold. The fair value of non-marketable equity securities that have been remeasured due to impairment are classified within Level 3.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  As of December 31, 2020, the Company held $4,305,287 (December 31, 2019 - $3,646,758, December 31, 2018 - $1,684,369) in low-risk money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.  The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

The Company uses one smelter to process its raw gold.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

Segregated information

The Company has exploration assets in Ghana.  The remainder of the Company's assets are divided between corporate and Ghana.

Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09) as modified by ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," ASU No. 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing," and ASU No. 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

In addition, new and enhanced disclosures will be required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The Company adopted ASU 2014-09 on January 1, 2018, using the modified retrospective approach. Because the Company doesn't have any customer contracts as of January 1, 2018, the adoption of ASU 2014-09 did not have a material impact on the Company's financial position, results of operations, equity or cash flows.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASC Update No. 2016-18 (Topic 230) Statement of Cash Flows - Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The amendments in this update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Current GAAP does not include specific guidance on the cash flow classification and presentation of changes in restricted cash. The updated guidance is effective for interim and annual periods beginning after December 15, 2017 and is required to be applied using a retrospective transition method to each period presented. The Company implemented this guidance effective January 1, 2018. Implementing this guidance did not have an impact on the Company's statement of cash flows, as restricted cash, if any, has already been included in total cash and cash equivalents.

 In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 became effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance did not have a material impact upon our consolidated financial condition or results of operations.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The adoption of this standard in 2019 did not have a material impact upon our financial condition or results of operations.

In June 2018, the FASB issued "ASU 2018-07 - Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting". The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Adoption of ASU 2018-07 in 2020 did not have a material impact on the Company's consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement ("ASU 2018-13"), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment is effective for interim and annual reporting periods beginning after December 15, 2019. The adoption of this guidance in 2020 did not have a material impact upon our consolidated financial condition or results of operations.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements ("ASU 2018-18"), which clarifies the interaction between ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers. Certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. In addition, ASU 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue if the counterparty is not a customer for that transaction. ASU 2018-18 should be applied retrospectively to the date of initial application of ASC 606. This guidance is effective for interim and fiscal periods beginning after December 15, 2019. The adoption of this guidance in 2020 did not have a material impact upon our consolidated financial condition or results of operations.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contract's in an Entity's Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU simplifies the diluted net income per share calculation in certain areas. The ASU is effective for annual and interim periods beginning after December 31, 2021, and early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

4. INVESTMENTS IN TRADING SECURITIES

At December 31, 2020, the Company held investments classified as trading securities, which consisted of various equity securities.  All trading securities are carried at fair value.  Private company investments are valued using Level 3 methods.  Private company investments are initially valued at the cost of the investment.  If a subsequent investment in the same security is made at a different price, the entire investment is valued at the new price and any gain or loss is recognized in other income, net.  All other marketable securities are publicly traded and valued using Level 1 methods.  As of December 31, 2020, the fair value of trading securities was $2,345,984 (December 31, 2019 - $887,143, December 31, 2018 - $471,723).

	December 31, 2020	December 31, 2019	December 31, 2018
Investments in trading securities at cost	$1,977,477	$923,009	$795,765
Unrealized gains (losses)	368,507	(35,866)	(324,042)
Investments in trading securities at fair market value	$2,345,984	$887,143	$471,723

The fair value carrying value of investments by category is as follows:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

	December 31, 2020	December 31, 2019	December 31, 2018
Marketable Equity Securities - Level 1
Publicly traded investments	$1,866,989	$656,053	$393,556

Marketable Debt Securities - Level 2
Corporate bonds	101,437	-	-

Non-Marketable Equity Securities - Level 3
Private investments	377,558	231,090	78,167
Total investments	$2,345,984	$887,143	$471,723

The gains and losses on investments by category is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Marketable Equity Securities - Level 1
Publicly traded investments - realized	$931,440	$1,481,192	$43,726
Publicly traded investments - unrealized	385,076	2,552	(75,449)

Non-Marketable Debt Securities - Level 2
Private bonds	937	-	-

Non-Marketable Equity Securities - Level 3
Private investments - realized	-	(8,499)	-
Private investments - unrealized	29,246	10,110	-
Total investments	$1,346,699	$1,485,100	$(31,723)

5. EQUIPMENT

	December 31, 2020
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$2,034,869	$1,591,813	$443,056
Vehicles	547,294	419,975	127,319
	$2,582,163	$2,025,062	$570,375

The company expensed $154,939 for amortization in 2020.

	December 31, 2019
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$1,805,789	$1,472,127	$333,662
Vehicles	456,784	384,722	72,062
	$2,262,573	$1,856,849	$405,724

The company expensed $142,323 for amortization in 2019.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

	December 31, 2018
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$1,758,619	$1,366,087	$392,532
Vehicles	456,784	348,439	108,345
	$2,215,403	$1,714,526	$500,877

The company expensed $138,304 for amortization in 2018.

6. MINERAL PROPERTIES

	December 31, 2020	December 31, 2019	December 31, 2018

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133	8,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$734,422	$734,422	$734,422

The Projects were purchased as a group in 2003, and the purchase price was not allocated between the properties and camp facilities.

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana.  All three mining leases grant the Company the right to produce gold.  The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2020.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

The Company has applied to Minerals Commission for a renewal extension for the Kwabeng and Pameng mining leases and has submitted all the required documentation to renew and extend these leases for a further 15 years.

All gold production will be subject to a production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases; and

iv) pay a production royalty to the Government of Ghana.  The Company has filed for the necessary permits to commence work on the project.  The permits were approved and work has commenced on the properties.

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

7. ASSET RETIREMENT OBLIGATION

	December 31, 2020	December 31, 2019	December 31, 2018

Balance, beginning of year	$158,914	$188,228	$205,201
Change in obligation	(18,517)	(29,314)	(16,973)
Accretion expense	-	-	-
Balance, end of year	$140,397	$158,914	$188,228

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.  Most of the cash will be spent to return the grade of disturbed land to its original state and to plant vegetation.

The rehabilitation obligation is estimated at $140,397 (2019 - $158,914, 2018 - $188,228).  During 2020, 2019 and 2018, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

8. INVENTORIES

Inventories consisted of the following:

	December 31, 2020	December 31, 2019	December 31, 2018

Raw materials	841,978	393,034	150,936

Inventory consists of raw gold awaiting transport to the smelter.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

9. CAPITAL STOCK

 Authorized stock

The Company's authorized shares are 250,000,000 common shares with a par value of $0.001 per share.

Issuances of shares

During the year ended December 31, 2020, the Company issued 885,000 shares at CAD$0.50 per share for proceeds of CAD$442,500 ($334,132) on exercise of warrants and issued 346,500 shares at prices between CAD$0.15 and CAD$0.50 per share for proceeds of CAD$94,575 ($71,912) on exercise of stock options.

The Company did not issue shares during the years ended December 31, 2019 and 2018.

Cancellation of shares

During the year ended December 31, 2020, a total of 233,600 shares were re-purchased for $116,954 and were cancelled. A further total of 25,000 common shares were re-purchased in 2019 for $9,430 were cancelled in 2020.  A total of 5,200 common shares were re-purchased in 2020 for $4,857 and held in treasury.  These 5,200 shares were cancelled in January 2021.

During the year ended December 31, 2019, a total of 401,800 common shares were re-purchased for $124,145 and cancelled.  A total of 25,000 common shares were re-purchased for $9,430 and held in treasury.  These 25,000 shares were cancelled in January 2020.

During the year ended December 31, 2018, a total of 1,536,500 common shares were re-purchased for $290,985 and cancelled.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan.  Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 10 years.

The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on March 26, 2020 which was approved by the Company's shareholders at the annual and special meeting held on June 25, 2020.

At December 31, 2020, the following stock options were outstanding:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

Number of Options	Exercise Price	Expiry Date

30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
125,000	CDN$0.65	July 25, 2021
120,000	CDN$0.59	May 31, 2022
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
54,000	CDN$0.60	June 1, 2025
250,000	CDN$0.20	October 8, 2025
360,000	CDN$1.23	October 23, 2025
400,000	CDN$0.40	May 5, 2026
690,000	CDN$0.30	July 1, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,615,000	$0.23	2,615,000	$0.23	2,615,000	$0.23
Granted	534,000	0.80	-	-	-	-
Exercised	(346,500)	0.21	-	-	-	-
Cancelled/Expired	(166,500)	0.31	-	-	-	-
Outstanding, end of year	2,636,000	$0.35	2,615,000	$0.23	2,615,000	$0.23

Exercisable, end of year	2,636,000	$0.35	2,615,500	$0.23	2,615,500	$0.23

The aggregate intrinsic value for options vested and for total options as of December 31, 2020 is approximately $1,666,776 (December 31, 2019 - $688,753, December 31, 2018 - $280,232).  The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2020 is 3.3 years (December 31, 2019 - 4.1 years, December 31, 2018 - 5.0 years).

The fair value of stock options granted, vested, and modified during the year ended December 31, 2020 was $196,115, (December 31, 2019 was $10,642 and December 31, 2018 - $33,437) which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2020, 2019, and 2018:

	2020	2019	2018

Risk-free interest rate	1.75%	1.75%	1.75%
Expected life	3.0 years	1.8 to 2.6 years	1.8 to 2.6 years
Annualized volatility	70%	73%	73%
Dividend rate	-	-	-

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

During 2020 the Company granted 314,000 options to insiders at a prices between $0.47 (CAD$0.60) and $0.96 (CAD$1.23).  A further 100,000 options were granted to non-insiders at between $0.47 (CAD$0.60) and $0.96 (CAD$1.23).  Consultants received 120,000 options priced at $0.47 (CAD$0.60).

The Company did not issue stock options during the years ended December 31, 2019 and 2018.

Warrants

At December 31, 2020, there were no warrants outstanding.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2020		2019		2018

Balance, beginning of period	1,250,000	CAD$ 0.50	1,250,000	CAD$0.50	1,250,000	CAD$0.50
Issued	-		-		-	-
Exercised	(885,000)		-		-
Expired	(365,000)		-		-
Balance, end of period	-	-	1,250,000	CAD$0.50	1,250,000	CAD$0.50

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity's own stock, and would consequently be considered to be a derivative liability.  The common share purchase warrants described above are denominated in CAD dollars and the Company's functional currency is the US dollar.  As a result, the Company determined that these warrants are not considered indexed to the Company's own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712.  In August 2017, the Company extended the term of the non-broker warrants until August 25, 2018 and decreased the strike price of the warrants to CAD$0.50.  The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2017 of $17,112.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed.  At December 31, 2020, 2019, and 2018, the fair value adjustment was recognized in the consolidated statement of operations.

In August 2018, the Company extended the term of the warrants until February 25, 2020, leaving the strike price unchanged.  The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2018 of $11,147.  This value was recognized as an expense in the period incurred.

The fair value of the warrants estimated at December 31, 2020 using the Black-Scholes Options Pricing Model was $Nil (December 31, 2019 - $137,313, December 31, 2018 - $115,793).

10. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

	December 31, 2020	December 31, 2019	December 31, 2018

Consulting fees paid or accrued to officers or their companies	894,616	$701,957	$850,028
Directors' fees	2,238	2,257	2,316

Stock option grants to officers and directors	123,837	-	-
Stock option grant price range	CAD$0.60 to CAD $1.23	-	-

Of the total consulting fees noted above, $531,527 (December 31, 2019 - $399,365, December 31, 2018 - $548,585) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $265,764 (December 31, 2019 - $199,683, December 31, 2018 - $274,292) of this amount.  As at December 31, 2020, a prepaid balance of $12,065 (December 31, 2019, $83,592 balance payable, December 31, 2018 - $53,632 balance payable) exists to this related company and $Nil remains payable (December 31, 2019 - $3,800, December 31, 2018 - $3,800) to the related party for expenses earned for work on behalf of the Company.

During 2020 the Company granted 314,000 options to insiders at a prices between of $0.47 (CAD$0.60) and $0.96 (CAD$1.23).  A total of $123,837 was included in consulting fees related to these options.  During 2019 and 2018 the Company did not grant stock options to insiders.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2020	December 31, 2019	December 31, 2018

Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$94,992	$-	$-

The company paid $94,992 related to income tax in the period and accrued a further $200,000 for expected income tax payments related to 2020 activities in Ghana.  There were no other significant non-cash transactions during the years ended December 31, 2020, 2019, or 2018.

12.	DEFERRED INCOME TAXES

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands("BVI").  The Company has no presence/nexus within the United States of America, nor any of its States and therefore is not required to file Income/Franchise, etc. tax returns in the United States of America, nor any of its States.  Therefore, no US Tax provision is required with this filing, based upon Management representations, as described. The Company is not subject to any corporate income tax in the BVI.  In Ghana, the Company is subject to a 35% income tax rate.

	2020	2019	2018
Pre tax income	$2,155,241	$2,247,957	$1,306,183

Tax at the BVI rate 0%	-	-	-
Tax in Ghana at 35%	446,612	442,229	734,300
Reversal of temporary differences	(151,620)	(442,229)	(734,300)
Income tax	$294,992	$-	$-

The Company does not have any deferred tax assets or deferred tax liabilities available for use at December 31, 2020. The Company's effective income tax rate is lower than what would be expected if the Ghana statutory rate were applied to income before income taxes primarily because of certain operating loss carryforwards offsetting taxable income.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that gave rise to the deferred tax assets and liabilities are as follows: net operating losses carryforwards, and tax credits carryforwards. The deferred tax assets were fully used to shelter income tax in 2018 and 2019.

13. SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018

Cash and restricted cash:
Canada	$4,330,650	$3,704,205	$1,708,013
Ghana	416,928	573,356	1,152,434
Total cash and restricted cash	4,747,578	4,277,561	2,860,447
Capital assets
Canada	-	-	-
Ghana	1,304,797	1,140,147	1,235,299
Total capital assets	1, 304,797	1,140,147	1,235,299
Total	$6,153,903	$5,417,708	$4,095,746

14. CONTINGENCY AND COMMITMENTS

a) Bond deposit

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit.  The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash (see Note 7).

b) Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such legal proceedings other than below disclosed that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

The Company is a party to three pending lawsuits.  The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community.  The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal.  The third lawsuit claims that an Xtra contracted worker caused bodily harm on another person.  The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On July 23, 2019, Minerals Commission issued four invoices totaling $4,654,800 to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for four of our concessions (Muoso, Banso, Pameng and Apapam), which Minerals Commission indicated were related to the period from 2013 to 2018, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  We responded to Minerals Commission (the "Letters") on September 23, 2019, objecting to the four improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letter.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

(c) Credit risk

 Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The functional currency of the Company is US$, to date the majority of the revenues and costs are denominated in Ghana and a significant portion of the assets and liabilities are denominated in both Canada and Ghana. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and Ghana currency. If Ghana depreciates against US$, the value of Ghana revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in Ghana. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Ghana, and by the general state of the Ghana economy.

The Company's operations in the Ghana are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

f)  Commodity price risk

We are exposed to fluctuations in commodity prices for gold. Commodity prices are affected by many factors, including but not limited to, supply and demand.

g)  The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2020.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2020

15. SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2020, 5,200 shares which were purchased in December 2020 were cancelled.  In January 2021 and February 2021, a total of 41,900 shares were purchased and cancelled.  In March 2021, the Company purchased 25,000 shares under the 2020 repurchase plan and these shares will be cancelled in the normal course of business.

Subsequent to December 31, 2020, the Company announced that it would proceed with a share repurchase plan in 2021.  Under the terms of the plan, which commences on March 16, 2021, the Company will be able to repurchase up to 4,000,000 shares. In March 2021 the Company purchased 27,200 shares under the 2021 repurchase plan, which will be cancelled in the ordinary course of business.

Subsequent to December 31, 2020, 100,000 stock options were exercised at a strike price of CAD$0.23 per stock option, 30,000 stock options were exercised at a strike price of CAD$0.50 per stock option, and 130,000 common shares were issued.